Exhibit 16.1

December 2, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 2, 2013, of Cree, Inc. and are in agreement with the statements contained in the second, third, fourth, and sixth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Raleigh, North Carolina